January 28, 2025

Carol Wang
Chief Financial Officer
Mega Matrix Inc.
103 Tampines Street 86 #03-06
The Alps Residences
Singapore 528576

       Re: Mega Matrix Inc.
           Amendment No. 1 to Registration Statement on Form F-3
           Filed December 11, 2024
           File No. 333-283739
Dear Carol Wang:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-3
General

1. We note that the Primary Offering prospectus cover page relates to the offer and sale of securities in the aggregate amount of up to $250,000,000. However,
Exhibit 5.1
       only opines on the offer and sale of securities in the aggregate amount of up to
       $200,000,000. Please advise or revise.
2. We note you are registering a Secondary Offering of Class A Ordinary Shares to be
       sold by certain selling shareholders "under the terms of a registration rights agreement." Please file this agreement as an exhibit to the registration statement or, if applicable, incorporate it by reference into the exhibit index. Refer to
Item 9(a) of
       Form F-3.
 January 28, 2025
Page 2

       Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services